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EXHIBIT 21

LIST OF SUBSIDIARIES OF BROOKTROUT, INC.

Subsidiary	Jurisdiction of Incorporation	Percent Owned
Brooktrout Technology, Inc.	Delaware	100%
SnowShore Networks, Inc.	Delaware	100%
Brooktrout Securities Corporation	Massachusetts	100%
Brooktrout International, Inc.	Massachusetts	100%
Brooktrout Technology (Europe) Limited	United Kingdom	100%
Brooktrout Japan, Inc.	Delaware	100%

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LIST OF SUBSIDIARIES OF BROOKTROUT, INC.